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                                                                     Exhibit (b)

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000

                                                              GOLDMAN SACHS LOGO


                 FAIRNESS OPINION OF THE AJL FINANCIAL ADVISOR

PERSONAL AND CONFIDENTIAL

November 15, 1999

Disinterested Directors of the Board of Directors
Amway Japan Limited
7-1, Udagawacho, Shibuya-ku
Tokyo 150-0042, Japan

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders (other than the Controlling Shareholders (as defined below)) of the outstanding shares of Common Stock, no par value (the "Company Common Stock"), of Amway Japan Limited (the "Company"), and the outstanding American Depositary Shares, each representing one-half of one share of Company Common Stock (the "ADSs" and, together with the Company Common Stock, the "Shares"), of the applicable Offer Price (as defined below) to be received by such holders in cash in the Tender Offer (as defined below) pursuant to the Tender Offer Agreement, dated as of November 15, 1999, between ALAP Hold Co., Ltd. ("ALAP"), N.A.J. Co., Ltd. ("Buyer") and the Company (the "Agreement"). The Agreement provides for a tender offer (the "Tender Offer") for all of the Shares, other than Shares owned by the DeVos and Van Andel families and their affiliates (the "Controlling Shareholders"), pursuant to which Buyer will pay (a) for each share of Company Common Stock tendered, Y 1,490 (the "Company Common Stock Offer Price") and (b) for each ADS tendered, a yen price equal to one-half of the Company Common Stock Offer Price (the "ADS Offer Price" and, together with the Company Common Stock Offer Price, the "Offer Price"). The Agreement further provides that payment of the ADS Offer Price will be made in U.S. dollars, using the noon buying rate in New York City for cable transfers of yen announced for customs purposes by the Federal Reserve Bank of New York on the date of settlement of the Tender Offer in Japan. Buyer is an entity controlled and beneficially owned directly and indirectly by the Controlling Shareholders of the Company, who currently beneficially own 76.6% of the Shares in the aggregate.

     The Agreement provides that, following the Tender Offer, it is the intention of the Controlling Shareholders, ALAP and Buyer to take all steps necessary to effect a merger (the "Merger") of the Company with and into Buyer, with Buyer as the surviving entity, subject to the negotiation of a definitive agreement providing for the Merger and approval of the Merger by the shareholders of the Company and shareholders of Buyer. We understand that the terms of the Merger have not yet been determined. As a consequence, you have not asked us to evaluate, and we are not expressing any opinion as to, the Merger (or any transactions other than the Tender Offer), or as to the prices at which any outstanding Shares may trade subsequent to the Tender Offer.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as financial advisor to the Disinterested Directors of the Board of Directors in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. also provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may
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Disinterested Directors of the Board of Directors
Amway Japan Limited
November 15, 1999
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from time to time effect transactions and hold securities, including derivative securities, of the Company for its own account and for the accounts of customers.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 20-F of the Company for the five fiscal years ended August 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 6-K of the company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We note that the Controlling Shareholders own a majority of the Shares, and that the Controlling Shareholders have represented to Goldman Sachs and the Disinterested Directors of the Board of Directors of the Company that the Controlling Shareholders will not sell their Shares to any third party. Accordingly, we were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Disinterested Directors of the Board of Directors of the Company in connection with their consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the applicable Offer Price in cash to be received by the holders of Shares (other than the Controlling Shareholders) who tender their Shares in the Tender Offer is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.